Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Sep 30, 2007
(in € m.)
Debt (1), (2)
Long-term debt	150,970
Trust preferred securities	5,906
Long-term debt and trust preferred securities at fair value through profit or loss	21,273

Total debt	178,149

Shareholders’ equity:
Common shares (no par value)	1,353
Additional paid-in-capital	15,441
Retained earnings	24,063
Common shares in treasury, at cost	(2,812)
Equity classified as obligation to purchase common shares	(3,574)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	4,006
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(63)
Foreign currency translation, net of tax	(1,613)

Total shareholders’ equity	36,801

Minority interest	741

Total equity	37,542

Total capitalization	215,691

[1]	No third party has guaranteed any of our debt.

[2]	€ 7,380 million (4%) of our debt was secured as of September 30, 2007.